UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 57)*

Keystone Consolidated Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

493422 30 7
(CUSIP Number)

BOBBY D. O’BRIEN
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2011
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,647,401
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,647,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,647,401
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,660,858
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,660,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 57
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (the “Company”).  Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended or supplemented as set forth below.

Item 2.	Identity and Background.

There is no change to the prior disclosure under this item except for the following.

(a)           This Statement is filed by:

•	Contran Corporation (“Contran”) as a direct holder of Shares; and

•	by virtue of his position with Contran (as described in this Statement), Harold C. Simmons (collectively, the “Reporting Persons”)

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Contran and Mr. Simmons’ wife are the direct holders of approximately 88.0% and 0.1%, respectively, of the 12,101,932 Shares outstanding as of August 18, 2011 according to information furnished by the Company (the “Outstanding Shares”).  Contran may be deemed to control the Company.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Mr. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

Mr. Simmons is chairman of the board of Contran.  By virtue of the holding of this office, the stock ownership and his service as trustee, as described above, (a) Mr. Simmons may be deemed to control Contran and the Company and (b) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares directly held by Contran and his wife.  However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned by either of them.

Certain information concerning the directors and executive officers of Contran, including offices held by Mr. Simmons, is set forth on Schedule A attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended or supplemented as set forth below.

Pursuant to a stock purchase agreement (the “Stock Purchase Agreement”) dated August 16, 2011 Contran purchased the following Shares from the following sellers (the “Sellers”) at $9.43 per share as follows:

Seller	Shares Purchased from Seller	Aggregate Purchase Price

Corsair Capital Partners, L.P	657,228	$6,197,660.04
Corsair Capital Partners 100, L.P	53,016	499,940.88
Corsair Capital Investors, Ltd.	87,018	820,579.74
Corsair Select, L.P.	629,381	5,935,062.83
Corsair Select 100, L.P.	36,708	346,156.44
Corsair Select Master Fund, Ltd.	84,271	794,675.53
Corsair Long Short Partners, L.P.	3,400	32,062.00
	1,551,022	$14,626,137.46

The purchase of these 1,551,022 Shares was privately negotiated between Contran and the Sellers, was not executed on the open markets and incurred no brokerage commissions.  Under the terms of the Stock Purchase Agreement, among other things,

•	each of the Sellers or its affiliates agreed they would not, directly or indirectly, purchase Shares until after August 16, 2016;

•	each of the Sellers gave a general release to the Company and Contran and their respective officers, directors, employees and other affiliates; and

•	the Sellers agreed to disgorge to the Company short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended, in the aggregate amount of $105,715.48.

Contran borrowed under its existing revolving credit facility with PlainsCapital Bank to fund the purchase price for the 1,551,022 Shares.  For the terms of the revolving credit facility see the:

•
Credit Agreement dated as of October 2, 2009 between Contran and PlainsCapital Bank filed as Exhibit 1 of Amendment No. 28 to the Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2010 by Valhi Holding Company (“VHC”), Dixie Rice Agricultural Corporation, Inc., Contran, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons (the “Schedule 13D Amendment No. 28”);

•
First Amendment to the Credit Agreement dated as of October 1, 2010 between Contran and PlainsCapital Bank filed as Exhibit 99.B6 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the SEC on February 14, 2011 by Contran (the “Schedule TO Amendment No. 1”);

•	Guaranty dated as of October 2, 2009 executed by VHC for the benefit of PlainsCapital Bank filed as Exhibit 2 of the Schedule 13D Amendment No. 28;

•	Pledge and Security Agreement dated October 2, 2009 between VHC and PlainsCapital Bank filed as Exhibit 3 of the Schedule 13D Amendment No. 28;

•	Collateral Agreement dated October 2, 2009 between Contran and VHC filed as Exhibit 4 of the Schedule 13D Amendment No. 28; and

•	Pledged Shares Addendum Agreement dated March 5, 2010 between VHC and PlainsCapital Bank filed as Exhibit 99.B5 of the Schedule TO Amendment No. 1.

Item 4.	Purpose of Transaction

Item 4 is hereby amended or supplemented as set forth below.

Contran purchased (the “Purchase”) the 1,551,022 Shares in order to increase its equity interest in the Company.

As a result of the Purchase, Contran’s ownership interest in the Company has exceeded the 80% ownership threshold necessary for the Company to become, and effective August 16, 2011 the Company became, a member of the group of companies consolidated for U.S. federal income tax purposes of which Contran is the parent corporation (the “Contran Tax Group”).

As part of becoming a member of the Contran Tax Group, the Company entered into a Tax Sharing Agreement dated August 16, 2011 with Contran (the “Tax Sharing Agreement”).  In accordance with the Tax Sharing Agreement, Contran’s policy for intercompany allocation of income taxes provides that subsidiaries included in the Contran Tax Group compute their provision for income taxes on a separate company basis.  Generally, subsidiaries make payments to or receive payments from Contran in the amounts they would have paid to or received from the Internal Revenue Service (“IRS”) had they not been members of the Contran Tax Group.  The separate company provisions and payments are computed using the tax elections made by Contran.  There are no tax elections that Contran will currently make that will have any impact on the Company.  Consequently, the amount of payments for income taxes that the Company will make to or receive from Contran is not currently expected to differ from the amount of payments for income taxes that the Company would make to or receive from the IRS had the Company not become a member of the Contran Tax Group.

In addition, since the Company is now a member of the Contran Tax Group, the Company will be jointly and severally liable for the federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which the Company is included in the Contran Tax Group.  However, Contran has agreed to indemnify the Company for any liability for income taxes of the Contran Tax Group in excess of the Company’s tax liability previously computed and paid in accordance with its tax allocation policy.  As a member of the Contran Tax Group, the potential federal income tax liability for which the Company would become jointly and severally liable is currently not material, primarily because of net operating loss carryforwards that Contran currently has.  As a result, becoming so jointly and severally liable is not expected to have any material effect on the Company’s financial position, results of operations or liquidity.  In addition, in the event such potential federal income tax liability for which the Company is jointly and severally liable were to become material in the future, the Company would nevertheless not expect such liability to have any material effect on its financial position, results of operations or liquidity, as pursuant to the Tax Sharing Agreement, Contran has agreed to indemnify the Company with respect to the portion of such liability in excess of the Company’s own tax liability.  The description of the Tax Sharing Agreement in this Statement is qualified in its entirety by the actual terms of the Tax Sharing Agreement filed as Exhibit 7 to this Statement.

On August 17, 2011, the Company announced it had determined not to proceed with its previously announced proposed subscription rights offering to the Company’s common stockholders and requested the withdrawal of the related registration statement on Form S-1 filed with the SEC.  Such registration statement had not yet been declared effective by the SEC, nor had the Company actually commenced the proposed offering.  The proposed offering contemplated participation by Contran as a subscribing party to the fullest extent possible.  The Company’s commencement of, and Contran’s participation in, the proposed offering was subject to, among other things, the Company and Contran reaching an agreement on the terms of the proposed offering.  Prior to reaching such agreement, Contran completed the Purchase.  As a result of such Purchase, Contran has informed the Company that it no longer intends to subscribe for Shares in connection with the proposed offering.  As disclosed in such registration statement, the Company had reserved the right to terminate or cancel the subscription rights offering at any time and for any reason.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, stock market and general economic conditions), the Reporting Persons or other persons or entities that may be deemed to be related to them, may in the future from time to time purchase Shares, and they or other entities that may be deemed to be related to them may from time to time dispose of all or a portion of the Shares held by such persons or entities, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

As described herein, Mr. Simmons, through Contran, may be deemed to control the Company.

The persons named in Schedule A to this Statement are officers and/or directors of the Company or perform services for the Company as employees of Contran and may acquire Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

Except as described in this Statement, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                 Interest in Securities of the Issuer

There is no change to the prior disclosure under this item except for the following.

(a)           The following entities or persons directly hold the following Shares:

Reporting Person	Shares Directly Held

Contran	10,647,401
Annette C. Simmons	13,457
Total	10,660,858

By virtue of the relationships described under Item 2 of this Statement, Mr. Simmons may be deemed to be the beneficial owner of the 10,660,858 Shares (approximately 88.1% of the Outstanding Shares) that Contran and his wife directly hold.  Mr. Simmons disclaims beneficial ownership of any Shares that he does not hold directly.  Mrs. Simmons disclaims beneficial ownership of any Shares that she does not hold directly

(b)           By virtue of the relationships described under Item 2 of this Statement:

(1)           Contran and Mr. Simmons may be deemed to share the power to vote and direct the disposition of the 10,647,401 Shares (approximately 88.0% of the Outstanding Shares) that Contran holds directly; and

(2)           Mr. Simmons and his wife may be deemed to share the power to vote and direct the disposition of the 13,457 Shares (approximately 0.1% of the Outstanding Shares) that his wife holds directly.

The Reporting Persons understand, based on ownership filings with the Commission or upon information provided by the persons listed on Schedule A to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule B to this Statement.

(c)           The information included in Item 3 of this Statement is hereby incorporated herein by reference.

(d)           Contran and Mr. Simmons’ wife each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares it or she directly holds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There is no change to the prior disclosure under this item except for the following.

The information included in Item 4 of this Statement is hereby incorporated herein by reference.

Other than as set forth above, none of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such  securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

No change to Item 7 except for the addition of the following.

Exhibit 1
Credit Agreement dated as of October 2, 2009 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 1 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 2
First Amendment to the Credit Agreement dated as of October 1, 2010 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 99.B6 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation).

Exhibit 3
Guaranty dated as of October 2, 2009 executed by Valhi Holding Company for the benefit of PlainsCapital Bank (incorporated by reference to Exhibit 2 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 4
Pledge and Security Agreement dated October 2, 2009 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to as Exhibit 3 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation  (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 5
Collateral Agreement dated October 2, 2009 between Contran Corporation and Valhi Holding Company (incorporated by reference to Exhibit 4 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 6
Pledged Shares Addendum Agreement dated March 5, 2010 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to Exhibit 99.B5 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation)

Exhibit 7*	Tax Agreement dated August 16, 2011 between Contran Corporation and Keystone Consolidated Industries, Inc.

*	Filed herewith.

In the agreements or instruments, as applicable, filed as Exhibits 1 through 7, one party made certain representations and warranties to the other party to the agreement that have been negotiated by such parties.  These representations and warranties are made only to and for the benefit of the respective other party in the context of a business contract, are subject to contractual materiality standards and should not be relied upon for any purposes, including without limitation the making of an investment decision regarding the purchase or sale of securities.  Exceptions to such representations and warranties may be partially or fully waived by the party for whose benefit such representations and warranties are made, in its discretion.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 18, 2011

Contran Corporation

By:       /s/ Steven L. Watson
Steven L. Watson
President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 18, 2011

/s/ Harold C. Simmons
Harold C. Simmons, Individually

SCHEDULE A

The names of the directors and executive officers of Contran and their present principal occupations are set forth below.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president-real estate of Contran.

Robert D. Graham
Vice president of Contran and Valhi, Inc., a publicly held subsidiary of Contran (“Valhi”), executive vice president of Titanium Metals Corporation, a publicly held subsidiary of Contran (“TIMET”); vice president and general counsel of NL Industries, Inc. (“NL”), a publicly held subsidiary of Valhi; executive vice president and general counsel of Kronos Worldwide, Inc. (“Kronos Worldwide”), a publicly held subsidiary of Valhi; and executive vice president of CompX International Inc., a publicly held subsidiary of NL (“CompX”).

J. Mark Hollingsworth	Vice president and general counsel of Keystone Consolidated Industries, Inc. (the “Company”), Contran, CompX and Valhi.

William J. Lindquist	Director and senior vice president of Contran; senior vice president of Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Vice president and secretary of CompX, Kronos Worldwide, NL and Valhi; and secretary of Contran.

Kelly D. Luttmer	Vice president and tax director of the Company and Contran; and vice president and global tax director of CompX, Kronos Worldwide, NL, TIMET and Valhi.

Bobby D. O’Brien	President and chief executive officer of TIMET; vice president and chief financial officer of Contran and Valhi.

Glenn R. Simmons	Chairman of the board of the Company and CompX; vice chairman of the board of Contran and Valhi; and a director of Kronos Worldwide, NL and TIMET.

Harold C. Simmons	Chairman of the board of Contran, Kronos Worldwide, TIMET and Valhi; and chairman of the board and chief executive officer of NL.

John A. St. Wrba	Vice president and treasurer of Contran, Kronos Worldwide, NL, TIMET and Valhi.

Gregory M. Swalwell
Vice president and controller of Contran and Valhi; executive vice president and chief financial officer of Kronos Worldwide; vice president, finance and chief financial officer of NL; and vice president of TIMET.

Steven L. Watson
Director and president of Contran; vice chairman and chief executive officer of Kronos Worldwide; vice chairman of TIMET; director, president and chief executive officer of Valhi; and a director of the Company, CompX and NL.

SCHEDULE B

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule A to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held	Stock Options Held (1)	Total

L. Andrew Fleck	-- 0 --	-- 0 --	-- 0 --

Robert D. Graham	-- 0 --	-- 0 --	-- 0 --

J. Mark Hollingsworth	-- 0 --	-- 0 --	-- 0 --

William J. Lindquist	-- 0 --	-- 0 --	-- 0 --

A. Andrew R. Louis	-- 0 --	-- 0 --	-- 0 --

Kelly D. Luttmer	-- 0 --	-- 0 --	-- 0 --

Bobby D. O’Brien	-- 0 --	-- 0 --	-- 0 --

Glenn R. Simmons	-- 0 --	-- 0 --	-- 0 --

Harold C. Simmons (2)	13,457	-- 0 --	13,457

John A. St. Wrba	-- 0 --	-- 0 --	-- 0 --

Gregory M. Swalwell	-- 0 --	-- 0 --	-- 0 --

Steven L. Watson	-- 0 --	-- 0 --	-- 0 --

(1)	Represents Shares issuable pursuant to their exercise within 60 days of the date of this Statement of stock options.

(2)
Comprises the 13,457 Shares held directly by his wife.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Mr. Simmons disclaims beneficial ownership of all Shares.

EXHIBIT INDEX

Exhibit 1
Credit Agreement dated as of October 2, 2009 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 1 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 2
First Amendment to the Credit Agreement dated as of October 1, 2010 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 99.B6 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation).

Exhibit 3
Guaranty dated as of October 2, 2009 executed by Valhi Holding Company for the benefit of PlainsCapital Bank (incorporated by reference to Exhibit 2 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 4
Pledge and Security Agreement dated October 2, 2009 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to as Exhibit 3 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation  (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 5
Collateral Agreement dated October 2, 2009 between Contran Corporation and Valhi Holding Company (incorporated by reference to Exhibit 4 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 6
Pledged Shares Addendum Agreement dated March 5, 2010 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to Exhibit 99.B5 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation)

Exhibit 7*	Tax Agreement dated August 16, 2011 between Contran Corporation and Keystone Consolidated Industries, Inc.

*	Filed herewith.